News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	May 13, 2026

Seabridge Gold Files First Quarter

Report to Shareholders, Financial Statements and MD&A

Toronto, Canada - Seabridge Gold (TSX:SEA, NYSE:SA) announced today that it has filed its Interim Financial Statements and Management's Discussion and Analysis for the three-month period ended March 31, 2026 on SEDAR+ (www.sedarplus.ca). These statements are also available on Seabridge's website at https://www.seabridgegold.com/investors/financial-reports.

Seabridge's Q1 2026 Report to Shareholders can be found here.

Recent Highlights

  Board sets corporate objectives for 2026
  KSM positioned for partnership announcement
  KSM mineral resources updated using metal prices consistent with most Tier 1 mining companies
  Maiden mineral resource reported for Snip North deposit
  Meeting date set to approve Courageous Lake spin-out
  Update on the Legal Status of the Mitchell Treaty Tunnels
  The Gold Market: Waiting for Hormuz

Financial Results

During the first quarter of 2026, Seabridge posted a net loss of $6.6 million ($0.06 per share) compared to a net profit of $10.6 million ($0.11 per share) for the same period in 2025. The first quarter of 2026 loss compared to the same period of 2025 was largely driven by non-cash revaluation movements on the Company's secured notes and higher corporate and administrative expenses partially offset by a non-cash revaluation gain on our investment in Paramount Gold. During the first quarter of 2026, Seabridge invested $22.3 million in mineral interests, property and equipment compared to $14.3 million invested in the first quarter of 2025 due to increased activity at our KSM Project. Seabridge's working capital position at March 31, 2026 improved by $21.5 million to $131.3 million, compared to $109.8 million on December 31, 2025 as we raised $35.8 million, net of fees, through our ATM program.

About Seabridge Gold

Seabridge Gold holds a 100% interest in several North American gold projects. Its principal assets are the KSM and Bronson Corridor projects in British Columbia's Golden Triangle. Additional projects include Courageous Lake in the Northwest Territories, Snowstorm in Nevada's Getchell Gold Belt, and the 3 Aces project in the Yukon. Further information on Seabridge's mineral reserves and resources is available at www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chair and C.E.O.

For further information please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com